CLECO POWER                                                                                          EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2006
Earnings from continuing operations	$17,047		$30,921		$65,068
Income taxes	7,802		14,859		36,897
Earnings from continuing operations before income taxes	$24,849		$45,780		$101,965
Fixed charges:
Interest, long-term debt	$8,801		$17,412		$30,514
Interest, other (including interest on short-term debt)	302		584		1,169
Amortization of debt expense, premium, net	313		627		1,336
Portion of rentals representative of an interest factor	87		171		347
Total fixed charges	$9,503		$18,794		$33,366
Earnings from continuing operations before income taxes	$24,849		$45,780		$101,965
Plus: total fixed charges from above	9,503		18,794		33,366
Earnings from continuing operations before income taxes and fixed charges	$34,352		$64,574		$135,331
Ratio of earnings to fixed charges	3.61	x	3.44	x	4.06	x